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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 1-13123
                             CUSIP Number: 59132418


(Check One):/ /Form 10-K  / /Form 11-K  / /Form 20-F /X/Form 10-Q /X /Form N-SAR

      For Period Ended: September 30, 2001
      / / Transition Report on Form 10-K
      / / Transition Report on Form 20-F
      / / Transition Report on Form 11-K
      / / Transition Report on Form 10-Q
      / / Transition Report on Form N-SAR

     For the Transition Period Ended:__________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


PART I - REGISTRANT INFORMATION

Full Name of Registrant

      Metals USA, Inc.

Former Name if Applicable

      N/A

Address of Principal Executive Office  (STREET AND NUMBER)

      Three Riverway, Suite 600

City, State and Zip Code

      Houston, Texas 77056

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PART II - RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant's report on Form 10-Q for the quarter ended September 30, 2001 could not be filed within the prescribed period without unreasonable effort or expense because the registrant's senior financial officers were devoting substantially all of their available time to their efforts to renegotiate the registrant's credit facility or otherwise obtain liquidity necessary in order to avoid seeking the protection of the bankruptcy courts. Such efforts have proven unsuccessful and on November 14, 2001, the registrant filed for the protection of the bankruptcy courts under Chapter 11 of the U.S. Bankruptcy Code.

PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

                                  Terry Freeman
                                 (713) 965-0990

      (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /X/ Yes / / No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 /X/ Yes / / No




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      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The current reporting period (Quarter ended September 30, 2001) reflects an operating loss of $89.9 million, versus an operating profit of $14.6 million for the corresponding period of the prior year. Included in the operating loss of the current period is an asset impairment charge in the amount of $86.7 million before taxes.

METALS USA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 14, 2001                  By: /s/ TERRY L. FREEMAN
                                             -----------------------------
                                         Name:  Terry L. Freeman
                                         Title: Vice President and Chief
                                                  Accounting Officer





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